CANNON SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	$ 851,006
OPERATING EXPENSES:	
Commissions	414,797
Shareholders compensation	37,260
General and administrative expenses	120,154
Professional services	56,926
Occupancy	22,222
Total expenses	651,359
NET INCOME	$ 199,647

See notes to financial statements and report of independent registered public accounting firm.